October 9, 2009

Ms. Amanda Ravitz

Branch Chief—Legal

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alliance One International, Inc.

Registration Statement on Form S-4

Filed September 18, 2009

File No. 333-161987

Dear Ms. Ravitz:

By this letter, Alliance One International, Inc. (the “Company”) is responding to the comments of the Staff of the Commission contained in your letter dated October 5, 2009 with respect to the Company’s Registration Statement on Form S-4 (File No. 333-161987) (the “Registration Statement”). The Company’s responses to the Staff’s comments are set forth below under “Company Response” and correspond to the numbered comments in the Staff’s letter, which are reproduced in bold below. A copy of this letter is also being submitted in electronic form as a “corresp” submission.

Staff Comment:

General

1.	We note that you are registering the 10% Senior Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Ms. Amanda Ravitz United States Securities and Exchange Commission October 9, 2009 Page 2

Company Response:

The Company hereby confirms that it is registering the exchange offer described in the Registration Statement in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). In addition, the Company hereby represents as follows:

A. The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the prospectus for the exchange offer or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

B. Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the new notes (as defined the in Registration Statement).

C. The Company (i) will make each person participating in the exchange offer aware (through the prospectus for the exchange offer or otherwise) that any broker-dealer who holds old notes (as defined in the Registration Statement) acquired for its own account as a result of market-making activities or other trading activities, and who receives new notes in exchange for such old notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes (which prospectus includes a plan of distribution with respect to such resale transactions); (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to

Ms. Amanda Ravitz United States Securities and Exchange Commission October 9, 2009 Page 3

participate in the exchange offer provisions to the effect that (x) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the new notes and (y) if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Staff Comment:

Exhibit 5.1

2.	Please have counsel delete the last sentence of the second paragraph on page 2 or refile the opinion dated the date of effectiveness.

Company Response:

The Company is filing Amendment No. 1 to the Registration Statement to refile the opinion of counsel, which does not include the last sentence of the second paragraph on page 2 of the opinion initially filed as an exhibit to the Registration Statement. In connection with the filing of Amendment No. 1, the Company confirms that there have been no accounting changes in the financial statements of the Company incorporated by reference in the Registration Statement.

*    *    *

Please feel free to contact me or our outside counsel, Steve Lynch at Robinson, Bradshaw & Hinson, P.A. (704 377-8355), if you would like to discuss any of these matters further.

Very truly yours,

/s/ Henry C. Babb

Henry C. Babb

Senior Vice President—Chief Legal Officer

and Secretary

cc:	Stephen M. Lynch